Exhibit 99.1

VisionChina Media Inc. Announces First Quarter 2008 Results

Total Revenues in First Quarter 2008 Grow 304.5% Year-Over-Year,

Company Raises Annual Guidance

BEIJING, April 24 /Xinhua-PRNewswire-FirstCall/ — VisionChina Media Inc. (the “Company”) (Nasdaq: VISN), one of China’s largest out-of home digital television advertising networks on mass transportation systems, today announced its financial results for the quarter ended March 31, 2008.

First Quarter 2008 Highlights

—	Total revenues in the first quarter of 2008 grew 304.5% year-over-year and 13.5% quarter-over-quarter to $13.6 million, out of which advertising services revenues grew 326.0% year-over-year and 13.2% quarter-over-quarter to $13.2 million.

—	The number of cities covered by the Company’s network increased to 15 in the first quarter of 2008. Taiyuan, capital city of Shanxi Province, with a population of 3.4 million, was added to the network this quarter. The Company’s exclusive agreements in Ningbo and Chengdu became effective on January 1, 2008.

—	Network capacity, which is measured by total broadcasting hours, reached 25,980 hours in the first quarter of 2008, compared to 23,908 hours in the fourth quarter of 2007 and 16,212 in the first quarter of 2007.

—	On average, the Company sold 6.24 advertising minutes per broadcasting hour in the first quarter of 2008, compared to 8.69 minutes per broadcasting hour in the fourth quarter of 2007 and 3.81 minutes per broadcasting hour in the first quarter of 2007. The decrease of minutes sold per broadcasting hour from the fourth quarter 2007 to the first quarter 2008 was due to expected seasonality in the first quarter. Excluding the three new exclusive agency cities that were included in the Company’s network in the first quarter 2008, the Company sold 6.43 advertising minutes per broadcasting hour in the first quarter of 2008.

—	Average advertising service revenues per broadcasting hour grew 4.1% quarter-over-quarter to $493 dollars per broadcasting hour from $474 per broadcasting hour in the fourth quarter of 2007, and compared to $184 per broadcasting hour in the first quarter of 2007. This increase was a result of the full implementation of the rate card increase in November 2007. Excluding the three new exclusive agency cities that were included in the Company’s network in the first quarter 2008, average advertising services revenues were $543 per broadcasting hour in the first quarter 2008.

—	Gross profit in the first quarter 2008 was $7.2 million, a slight decrease of 4.9% from $7.6 million in the fourth quarter of 2007, and a significant increase of 1145.7% from the first quarter of 2007. The decrease of gross profit in first quarter 2008 from the fourth quarter 2007 was primarily due to the increased media costs associated with the three exclusive cities that were included in the Company’s network in first quarter 2008: Taiyuan, Chengdu and Ningbo, as well as costs associated with deeper penetration into the other cities of the Company’s network.

—	As of March 31, 2008, the Company had installed 48,719 digital displays on buses, subways trains and subway platforms, compared with the 41,410 at the end of 2007.

—	Operating profit in the first quarter of 2008 was $4.5 million, a decrease of 9.36% from $5.0 million in the fourth quarter of 2007, and a significant turn-around compared to a net loss of $0.35 million in the first quarter of 2007. The decrease of operating profit in the first quarter 2008 from the fourth quarter 2007 was primarily due to the costs associated with network expansion and increases in sales and marketing expenses related to more head count associated with the network expansion.

—	Net income in the first quarter of 2008 was $5.4 million, a decrease of 5.42% from $5.7 million in the fourth quarter of 2007, and a significant turn-around from a $0.36 million net loss in the first quarter of 2007. Excluding the three new exclusive cities that were included in the Company’s network, net income for the first quarter 2008 was $5.5 million.

—	As a result of the forgoing, fully diluted net income per share in the first quarter of 2008 was $0.08, (each of our ADSs represents one common share) compared to $0.10 for the fourth quarter of 2007.

—	Free cash flow, defined as operating cash flow minus capital expenditure became positive for the first time in the first quarter of 2008. Operating cash flow remained positive in the first quarter. The Company had cash and cash equivalents of $133.8 million as of March 31, 2008.

Limin Li, VisionChina Media’s chairman and chief executive officer, said, “We are very happy to announce our financial results that reflect another quarter of successful execution of our strategy. Despite an expected seasonally weak first quarter and severe snow storms that negatively affected businesses across China during the quarter, we continued to expand our network by entering into an exclusive agreement in Taiyuan. More recently, we entered into an exclusive agreement in Shenyang, and expanded our network in Guangzhou to include the subway system in that city. Furthermore, we have also recently signed additional exclusive agency agreements in Wuhan, Dalian and Changchun, existing cities in our network, to further expand our reach within those cities. China’s mass transportation systems are used by a large portion of the population, and as ever greater audiences gather in front of our screens, it has become increasingly apparent to advertisers that the importance of these audiences cannot be ignored.”

Mr. Li continued, “We’ve added an additional 88 professionals to our sales and marketing force this past quarter, enhancing our team’s ability to initiate and secure contracts with advertisers. There is already a great deal of demand in the market, especially with the upcoming Olympics scheduled to air on our screens on Beijing’s buses and subways. I’m proud of what we have accomplished so far and confident about our future.”

Dina Liu, VisionChina Media’s chief financial officer, added, “This was another strong quarter for us. We fully implemented our rate card increase in November 2007 and are proud to announce another rate card increase that will take effect on May 1, 2008. We have been implementing our expansion plans as we expected, and we continue to explore complementary acquisition opportunities. This quarter closed with escalating top line growth and a strong, liquid balance sheet.”

First Quarter 2008 Results

VisionChina Media’s total revenues were $13.6 million in the first quarter of 2008, an increase of 304.5% compared to $3.4 million in the first quarter of 2007 and an increase of 13.5% compared to $12.0 million in the fourth quarter of 2007.

Advertising service revenues were $13.2 million in the first quarter of 2008, an increase of 326.0% compared to $3.11 million in the first quarter of 2007 and an increase of 13.2% compared to $11.7 million in the fourth quarter of 2007. Total broadcasting hours reached 25,980 in the first quarter of 2008 compared to 23,908 in the fourth quarter of 2007. Average advertising revenues per broadcasting hour were $493 in the first quarter of 2008 compared to $474 in the fourth quarter of 2007. On average, the Company sold 6.24 advertising minutes per broadcasting hour in the first quarter of 2008 compared to 8.69 advertising minutes per broadcasting hour in the fourth quarter of 2007. Up to March 31, 2008, more than 380 advertisers had purchased advertising time on the Company’s network either directly or through an advertising agent.

Media cost, the most significant component of advertising service cost of revenues, was $4.7 million in the first quarter of 2008, representing 77.3% of total advertising service costs, compared to $3.2 million or 77.6% of total advertising service costs in the fourth quarter of 2007.

Gross profit in the first quarter of 2008 was $7.2 million, a decrease of 4.9% from $7.6 million in the fourth quarter of 2007, and an increase of 1145.7% from a $0.60 million in the first quarter of 2007. The decrease of gross profit in the first quarter 2008 from the fourth quarter 2007 was primarily due to the increased media costs associated with the three new exclusive cities that were included in the Company’s network: Taiyuan, Chengdu and Ningbo. Advertising service gross margin was 54.3% in the first quarter of 2008, compared to 64.8% in the fourth quarter of 2007. The advertising equipment gross margin in the fourth quarter of 2007 was 15.4%, compared to 17.3% in the first quarter of 2008. Excluding the three new exclusive cities, the average advertising services revenues were $543 per broadcasting hour.

Selling and marketing expenses were $1.6 million in the first quarter of 2008, an increase of 815.4% compared to $0.2 million in the first quarter of 2007, and an increase of 73.6% compared to $0.90 million in the fourth quarter of 2007, primarily due to payroll costs associated with an expanding sales force and the commissions sales people receive as a result of the sales they make. Selling and marketing expenses represented 12.2% of the Company’s advertising service revenues in the first quarter of 2008 compared to 8.0% in the fourth quarter of 2007.

General and administrative expenses were $0.80 million in the first quarter of 2008, an increase of 47.6% compared to $0.60 million in the first quarter of 2007, and a decrease of 31.8% compared to $1.2 million in the fourth quarter of 2007

Losses from equity method investments amounted to $0.3 million in the first quarter of 2008, compared to a $0.2 million loss in the first quarter of 2007, and a $0.5 million loss in the fourth quarter of 2007.

Operating profit was $4.5 million in the first quarter of 2008, a decrease of 9.36% from $5.0 million in the fourth quarter of 2007, and a significant turn-around from the $0.3 million operating loss in the first quarter of 2007. The decrease of operating profit in first quarter 2008 from the fourth quarter 2007 was primarily due to the costs associated with network expansion and increases in sales and marketing expenses related to increased head count associated with this expansion.

In the first quarter of 2008, the Company recorded a deferred tax expense of $0.04 million. The Company is a certified “Cultural Enterprise” and therefore benefits from full tax exemption from 2005 through 2008. The Company expects it will be subject to a corporate income tax rate of 15% from 2009.

Net income was $5.4 million in the first quarter of 2008, a decrease of 5.4% from $5.7 million in the fourth quarter of 2007, and a significant turn-around from the $0.36 million net loss in the first quarter of 2007. Fully diluted net income per share for the first quarter of 2008 was $0.08. Excluding incremental costs, the Company’s first quarter net income, excluding share-based compensation expenses (non-GAAP) was $5.6 million. Excluding the three new exclusive agency cities that were included into the Company’s network in the first quarter 2008, net income (non-GAAP) for the first quarter was $5.5 million.

With the exclusive agency agreement in the city of Taiyuan, capital city of Shanxi Province, entered into in the first quarter of 2008 and the exclusive agency agreements in Ningbo and Chengdu having become effective on January 1, 2008, the number of cities covered by the VisionChina Media’s network increased to 15 in the first quarter of 2008.

As of March 31, 2008, the Company had 48,719 digital displays in their network, compared to 41,410 as of December 31, 2007. Free cash flow for the first quarter of 2008 was positive for the first time. As of March 31 2008, the Company had cash and cash equivalents of $133.8 million compared to $131.1 million at the end of the fourth quarter of 2007.

As of March 31, 2008, the Company had 346 employees, compared to 216 employees as of December 31, 2007, of which 208 employees are sales and marketing personnel, compared to 120 as of December 31, 2007.

Other Recent Developments

Effective May 1, 2008, the Company will announce a new rate card that will apply to eight of the cities in the Company’s network. The new rate card is expected to increase VisionChina Media’s revenue significantly.

On April 18, 2008, VisionChina Media entered into a three-year exclusive agency agreement with Guangzhou Metro TV Media Company to expand the network in Guangzhou to include the subway system. The agreement grants VisionChina Media the exclusive right to operate digital television advertising on all subways in the city of Guangzhou as well as on the platforms that service the subway system. So far, 2,700 screens have been installed on Guangzhou’s subway system and another 500 are scheduled to be installed by the end of 2008. These new screens complement the five large LED screens that VisionChina Media already operates at the major intersection platforms of the Guangzhou subway system.

In March 2008, VisionChina Media entered into an exclusive agency agreement with Liaoning Beidou Xingkong Digital TV media Co., Ltd (Beidou Media), to operate mobile digital television and advertising on all public buses covered by the Beidou Media network in the city of Shenyang, the capital city of Liaoning Province, for three years beginning April 1, 2008.

In March 2008, VisionChina Media signed six-year exclusive agency agreements in the cities of Wuhan, Dalian and Changchun, cities in the existing network of VisionChina Media. The new agreements are exclusive and allow us to lock up revenue capacity in these cities by paying a fixed rental fee.

Business Outlook

The Company estimates its total revenues for the second quarter of 2008 will range from $19.2 million to $20.2 million, out of which advertising service revenues is expected to be between $19.0 to $20.0 million. Second quarter 2008 net income excluding share-based compensation expenses (non-GAAP) is expected to be between $6.2 million and $7.0 million.

The Company has increased estimates and expects that total revenues for full year 2008 will range from $98 million to $102 million. Net income for full year 2008, excluding share-based compensation expenses (non-GAAP), is expected to be between $40 million to $42 million.

The Company bases these estimates on a foreign exchange rate of RMB 6.9895 to US$1.00.

Dial-in details for the earnings conference call are as follows:

US Toll Free: +1-866-713-8564

Hong Kong: +852-3002-1672

International: +1-617-597-5312

Passcode for all regions: VisionChina Earnings Call

A replay of the conference call may be accessed by phone at the following numbers until May 1, 2008.

US Toll Free: +1-888-286-8010

International: +1-617-801-6888

Passcode: 47582768

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of VisionChina’s website at http://www.visionchina.cn.

About VisionChina Media, Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways that reach over 26 million viewers each day in China, according to CTR Market Research. As of March 31, 2007, VisionChina’s advertising network included over 48,719 digital television displays on mass transportation systems in 15 of China’s most affluent cities, including Beijing, Guangzhou and Shenzhen. VisionChina has the unique ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Use of Non-GAAP Financial Measures

In addition to VisionChina’s consolidated financial results under GAAP, the company also provides non-GAAP financial measures, including non-GAAP net income, excluding non-cash share-based compensation and revenue and expenses related to certain exclusive arrangements. The company believes that the non-GAAP financial measures provide investors with another method for assessing VisionChina’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of VisionChina’s liquidity and when planning and forecasting future periods.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts in U.S. dollars, except number of shares and per share data)

	March 31, 2008	December 31, 2007
	(Unaudited)	(Note 1)
ASSETS
Current Assets:
Cash and cash equivalents	133,800,325	131,139,659
Accounts receivable, net	12,513,750	13,256,450
Amounts due from related parties	4,242,166	3,632,864
Prepaid expense and other current assets	10,610,582	9,683,059
Deferred tax assets, net	304,950	332,386
Total current assets	161,471,773	158,044,418

Non-current Assets:
Fixed assets, net	8,677,599	7,709,204
Investments under equity method	6,710,352	6,714,853
Other investments	2,214,524	2,128,732
Long-term prepaid expenses	699,087	703,069
Deposits for acquisition of businesses	1,711,352	—
Total non-current assets	20,012,914	17,255,858
TOTAL ASSETS	181,484,687	175,300,276

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	3,837,967	4,236,695
Amounts due to related parties	267,175	327,532
Accrued expenses and other current liabilities	3,576,757	6,054,552
Total current liabilities	7,681,899	10,618,779

Minority Interest	633,907	652,678

Shareholders’ equity
Common shares	6,839	6,839
Additional paid-in capital	163,981,497	163,820,443
Accumulated profit/(deficit)	2,121,488	(3,300,654)
Accumulated other comprehensive income	7,059,057	3,502,191
Total shareholders’ equity	173,168,881	164,028,819

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	181,484,687	175,300,276

Note 1:	Information extracted from the audited financial statements included in the 2007 Form 20-F of the Company filed on April 3, 2008.

VISIONCHINA MEDIA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Amounts in U.S. dollars thousand, except number of shares and per share data)

	For three months ended
	March 31, 2008	December 31, 2007	March 31, 2007
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Advertising revenue	13,229	11,687	3,105
Equipment revenue	403	325	265
Total revenues	13,632	12,012	3,370
Cost of revenues
Advertising cost	(6,050)	(4,111)	(2,569)
Equipment cost	(333)	(275)	(219)
Total costs of revenues	(6,383)	(4,386)	(2,788)
Gross profit	7,249	7,626	582
Operating expenses:
Selling and marketing	(1,620)	(934)	(177)
General and administrative	(817)	(1,198)	(553)
Total operating expenses	(2,437)	(2,132)	(730)

Loss from equity method investees	(269)	(482)	(202)
Operating profit (loss)	4,543	5,012	(350)
Interest income	918	409	14
Other expenses	(17)	(32)	(27)
Net income (loss) before income taxes	5,444	5,389	(363)
Income taxes	(41)	332	—
Net income (loss) after income taxes	5,403	5,721	(363)
Minority interest	19	11	—
Net income (loss)	5,422	5,732	(363)

Deemed dividend on convertible redeemable preferred shares	—	(2,037)	(542)

Net income (loss) attributable to holders of common shares	—	3,695	(905)

Net income (loss) per share:
Basic	0.08	0.11	(0.04)
Diluted	0.08	0.10	(0.02)
Shares used in computation of net income (loss) per share:
Basic	68,387,019	32,749,732	22,000,000
Diluted	70,897,070	59,532,622	22,000,000
Share-based compensation expenses during the related periods included in:
Cost of revenues	(11)	(11)	(7)
Selling and marketing expenses	(136)	(69)	(3)
General and administrative expenses	(18)	(19)	(7)

VISIONCHINA MEDIA INC.

SELECTED OPERATING DATA

	1Q08		4Q07	1Q07
Total broadcasting hours	25,980		23,908	16,212
Advertising minutes per broadcasting hour	6.24	(1)	8.69	3.81
Average advertising service revenue per broadcasting hour (US$)	493	(2)	474	184

Notes:

(1)	Excluding the three new exclusive agency agreements that the company entered into in the first quarter, advertising minutes per broadcasting hour is 6.43
(2)	Excluding the three new exclusive agency agreements that the company entered into in the first quarter, advertising services revenues should have been $543 per broadcasting hour

For investor and media inquiries, please contact:

In China:

Mr. AJ Wang

Senior IR Manager, VisionChina Media, Inc.

Tel: +86-10-8418-6339

Email: aj.wang@visionchina.cn

Mrs. Helen Plummer

Ogilvy Public Relations Worldwide (Beijing)

Tel: +86-10-8520-3090

Email: helen.plummer@ogilvy.com

In the United States:

Mr. Jeremy Bridgman

Ogilvy Public Relations Worldwide (New York)

Tel: +1-212-880-5363

Email: jeremy.bridgman@ogilvypr.com

SOURCE VisionChina Media, Inc.